# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ZEO ENERGY CORP., CIK 0001865506
CUSIP: 98944F117
Title of class of securities: Redeemable warrants, exercisable for Class A common stock at an exercise price of $11.50 per share
Address of issuer's principal executive offices: 5956 SHERRY LANE, SUITE 1400, DALLAS, Texas (TX), 75225
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005607
Filed by CIK 0001390113

## Reporting persons
- Taconic Capital Advisors LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (1.5% of the class)
- Taconic Capital Advisors UK LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (1.5% of the class)
- Taconic Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (1.5% of the class)
- Taconic Capital Performance Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (1.5% of the class)
- Frank P. Brosens: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 350,000; sole dispositive power 0; shared dispositive power 350,000; aggregate amount beneficially owned 350,000 (1.5% of the class)

## Item 1. Issuer
Name of issuer: ZEO ENERGY CORP.
Address of issuer's principal executive offices:
5956 SHERRY LANE
SUITE 1400
DALLAS, TEXAS
75225

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i. Taconic Capital Advisors L.P. (Taconic Advisors LP);
ii. Taconic Capital Advisors UK LLP (Taconic Advisors UK);
iii. Taconic Associates LLC (Taconic Associates);
iv. Taconic Capital Performance Partners LLC (Taconic Partners); and
v. Frank P. Brosens (Mr. Brosens).

This Statement relates to the Shares (as defined herein) held for the accounts of Taconic Opportunity Master FundL.P. (the Taconic Opportunity Fund).

Taconic Advisors LP serves as the investment manager to the Taconic Opportunity Fund. Taconic Advisors LP has entered into a sub-advisory agreement with Taconic Advisors UK pursuant to which Taconic Advisors UK serves as a subadvisor to Taconic Advisors LP in respect of the Taconic Opportunity Fund. Taconic Advisors LP is the manager of Taconic Capital Services UK Ltd, the UK parent entity of Taconic Advisors UK. Accordingly, Taconic Advisors LP and Taconic Advisors UK may be deemed a beneficial owner of the Shares held for the accounts of the Taconic Opportunity Fund.

Taconic Partners serves as the general partner to Taconic Advisors LP. Taconic Associates serves as the general partner to Taconic Opportunity Fund, and accordingly may be deemed a beneficial owner of the Shares held for the account of Taconic Opportunity Fund.
Mr. Brosens is a principal of Taconic Advisors LP and a manager of each of Taconic Partners and Taconic Associates. In such capacities, Mr. Brosens may be deemed a beneficial owner of the Shares held for the accounts of the Taconic Funds.
Address of principal business office or, if none, residence:
The address of the principal business of office of each of Taconic Advisors LP, Taconic Associates, Taconic Partners,and Mr. Brosens is c/o Taconic Capital Advisors L.P. 280 Park Avenue, 5th Floor, New York, NY 10017.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, 4th Floor, London, W1K3HY, UK.
Citizenship:
Taconic Capital Advisors LP - DELAWARE

Taconic Capital Advisors UK LLP - UNITED KINGDOM

Taconic Associates LLC - DELAWARE

Taconic Capital Performance Partners LLC - DELAWARE

Frank P. Brosens - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
As of March 31, 2025, the Reporting Persons may be deemed to beneficially own 350,000 of the Shares (of Class A Common Stock issuable upon exercise of warrants) which are held for the account of the Taconic Funds and exercisable by the Reporting Persons.

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owners constitutes 1.5% of the total number of Shares outstanding, based upon 22,781,345 Shares outstanding as of March 18, 2025, as disclosed in the Issuer's most recently filed Proxy Statement.
Percent of class: 1.5
Sole power to vote or to direct the vote:
Taconic Capital Advisors LP - 0

Taconic Capital Advisors UK LLP - 0

Taconic Associates LLC - 0

Taconic Capital Performance Partners LLC - 0

Frank P. Brosens - 0
Shared power to vote or to direct the vote:
Taconic Capital Advisors LP - 350,000

Taconic Capital Advisors UK LLP - 350,000

Taconic Associates LLC - 350,000

Taconic Capital Performance Partners LLC - 350,000

Frank P. Brosens - 350,000
Sole power to dispose or to direct the disposition:
Taconic Capital Advisors LP - 0

Taconic Capital Advisors UK LLP - 0

Taconic Associates LLC - 0

Taconic Capital Performance Partners LLC - 0

Frank P. Brosens - 0
Shared power to dispose or to direct the disposition:
Taconic Capital Advisors LP - 350,000

Taconic Capital Advisors UK LLP - 350,000

Taconic Associates LLC - 350,000

Taconic Capital Performance Partners LLC - 350,000

Frank P. Brosens - 350,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT A
JOINT FILING AGREEMENT May 12, 2025, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

May 12, 2025

TACONIC CAPITAL ADVISORS L.P.
By: _________________________
Name: Frank P. Brosens
Title: Principal

TACONIC CAPITAL ADVISORS UK LLP by
TACONIC CAPITAL SERVICES UK LTD., its UK parent entity
By:__________________________
Name: Frank P. Brosens
Title: Authorized Signatory

TACONIC ASSOCIATES LLC
By:__________________________
Name: Frank P. Brosens
Title: Manager

TACONIC CAPITAL PERFORMANCE PARTNERS LLC
By:__________________________
Name: Frank P. Brosens
Title: Manager

____________________________
Frank P. Brosens

## Signatures
- Taconic Capital Advisors LP: Frank P. Brosens, Principal (05/12/2025)
- Taconic Capital Advisors UK LLP: Frank P. Brosens, Authorized Signatory (05/12/2025)
- Taconic Associates LLC: Frank P. Brosens, Manager (05/12/2025)
- Taconic Capital Performance Partners LLC: Frank P. Brosens, Manager (05/12/2025)
- Frank P. Brosens: Frank P. Brosens, Self (05/12/2025)